Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                               (In Millions)
                                (Unaudited)


                                     Six Months
                                       Ended             Year Ended December 31,
                                      6/30/97      1996     1995    1994    1993   1992

Earnings available for fixed charges
 Net income (loss)                     $(198)    $  584   $  520   $  453   $333   $329
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                           (11)       (39)     (14)      (9)   (20)   (33)
   Capitalized interest of
    nonregulated companies                (7)       (10)      (8)      (9)   (26)   (66)
 Add:
   Fixed charges (a)                     251        454      436      487    471    452
   Minority interests                     36         75       27       30     28     18
   Income tax expense (benefit)         (125)       297      310      190    148     88
     Total                             $ (54)    $1,361   $1,271   $1,142   $934   $788

Fixed Charges
 Interest expense (a)                  $ 226     $  404   $  386   $  445   $436   $430
 Rental expense representative of
  interest factor                         25         50       50       42     35     22
     Total                             $ 251     $  454   $  436   $  487   $471   $452

Ratio of earnings to fixed charges       (b)       3.00     2.92     2.34   1.98   1.74

(a)  Amounts exclude costs incurred on sales of accounts receivables.
(b) For the six months ended June 30, 1997, earnings were inadequate to cover fixed charges by $305 million.

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